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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ------------------------------

                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN BUSINESS INFORMATION, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             DELAWARE                                     47-0751545
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                    5711 SOUTH 86TH CIRCLE, OMAHA, NE  68127
              ---------------------------------------------------
              (Address of principal executive offices) (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class to         Name of each exchange on which each class
     be so registered                       is to be registered
   ----------------------         -----------------------------------------
           N/A                                     N/A

       Securities to be registered pursuant to Section 12(g) of the Act:

                              CLASS B COMMON STOCK
                       --------------------------------
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       The Registrant's Registration Statement on Form 8-A, filed with the
Committee on October 19, 1991, is hereby amended and restated in its entirety to read as follows:

Item 1.       Description of Securities to be Registered

       The company is registering hereby its Class B Common Stock (formerly, its Common Stock).

       The Company's authorized capital stock consists of 295,000,000 shares of Common Stock, par value $0.0025, and 5,000,000 shares of Preferred Stock, par value $0.0025. Of the Common Stock, 220,000,000 shares have been designated Class A Common Stock and 75,000,000 shares have been designated Class B Common Stock. Of the Preferred Stock, 35,000 shares have been designated Series A Preferred Stock, 220,000 shares have been designated Series B Preferred Stock, and 4,745,000 remain undesignated.

       The following summary of certain features of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, and Certificate of Designation, as amended, which are included as exhibits to this Registration Statement and by the provisions of applicable law.

COMMON STOCK

       Except as set forth below, the Class A Common Stock and Class B Common Stock are substantially identical. The holders of Common Stock may take action by written consent in accordance with Delaware law, but do not have the right to cumulate votes in connection with the election of Directors. In the event of a liquidation, dissolution or winding up of the Company and subject to any rights of the Preferred Stock, the holders of each class of Common Stock shall first receive any declared but unpaid dividends with respect to such class, and then shall be entitled to share ratably in all assets remaining after payment of the Company's liabilities. A sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company immediately prior to the merger own less than a majority of the voting power of the surviving entity following the merger, will be treated as a liquidation, dissolution or winding up of the Company. The Common Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable. There are no restrictions on the transferability of the Common Stock, except for such restrictions as may be entered into by the holders thereof contractually, or may be imposed on the holders thereof by applicable laws.

       Voting Rights. Holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of the Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of the stockholders. The votes of holders of Class A Common Stock and Class B Common Stock will be counted together for all purposes, including any increase or decrease in the number of authorized shares of Class A Common Stock or Class B Common Stock, unless the matter to be voted on would increase or decrease the par value of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect it adversely.
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As a result of this difference in voting rights, the holders of Class B Common
Stock will effectively maintain voting control of the Company, except in limited circumstances.

       Dividend Rights. Neither the Class A Common Stock nor the Class B Common Stock have any right to receive dividends unless and until such dividends are declared by the Board of Directors out of funds legally available therefor. Subject to any dividend rights of the Preferred Stock, when and if the Board of Directors declares a dividend on Common Stock payable other than in shares of capital stock of the Company or in rights to acquire such capital stock, holders of Class B Common Stock will not be entitled to any such dividend until the holders of the Class A Common Stock have received a dividend in such year equal to $0.02 per share. Thereafter, all such dividends declared on Class A Common Stock and Class B Common Stock shall be paid at an equal per-share rate. The Company has not paid any cash dividends since its inception, and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain available future earnings to finance the operations of the business.

PREFERRED STOCK

       Series A Preferred Stock and Series B Preferred Stock.

       No shares of Series A Preferred Stock or Series B Preferred Stock are currently outstanding. The Series A Preferred Stock and Series B Preferred Stock were designated by the Board of Directors in connection with the Company's stockholder rights plans. The Series A Preferred Stock is issuable upon the exercise of certain currently unexercisable purchase rights, which rights are currently attached to and trade with the outstanding shares of Class A Common Stock. Similarly, the Series B Preferred Stock is issuable upon the exercise of certain currently unexercisable purchase rights, which rights are currently attached to and trade with the outstanding shares of Class B Common Stock. Because of the voting, dividend and liquidation rights of each series of Preferred Stock, described below, the value of a one-thousandth interest in one share of Series A Preferred Stock or a one-thousandth interest in one share of Series B Preferred Stock should approximate the value of one share of Class A Common Stock or Class B Common Stock, respectively. The Preferred Stock purchase rights, and the conditions upon which they detach from the Common Stock and become exercisable, are discussed in detail at "Certain Anti-Takeover Effects--Stockholder Rights Plans."

       Except as set forth below, the Series A Preferred Stock and Series B Preferred Stock are substantially identical. Upon issuance of Preferred Stock, the holders thereof, together with the holders of Common Stock, may take action by written consent in accordance with Delaware law, but will not have the right to cumulate votes in connection with the election of Directors. The Preferred Stock has no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Preferred Stock. There are no restrictions on the transferability of the Preferred Stock, except for such restrictions as may be entered into by the holders thereof contractually, or may be imposed on the holders thereof by applicable laws.

       Voting Rights. Holders of the Series A Preferred Stock are entitled to 1,000 votes per share on all matters submitted to a vote of the stockholders. Holders of the Series B Preferred Stock are entitled to 10,000 votes per share on all matters submitted to a vote of the stockholders. The votes of holders of





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Series A Preferred Stock and Series B Preferred Stock will be counted together with the votes of the Common Stock for all purposes, unless the matter to be voted on would increase or decrease the par value of such series or alter or change the powers, preferences or special rights of the shares of such series so as to affect it adversely.

       Dividend Rights. The Series A Preferred Stock is entitled to a dividend equal to 1,000 times any dividend declared per share of Class A Common Stock. The Series B Preferred Stock is entitled to a dividend equal to 1,000 times any dividend declared per share of Class B Common Stock.

       Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company holders of Series A Preferred Stock are entitled to receive 1,000 times any amount payable to the Class A Common Stock, while holders of Series B Preferred Stock are entitled to receive 1,000 times any amount payable to the Class B Common Stock, plus, in each case, any accrued but unpaid dividends. As is the case for the Common Stock, a sale of all or substantially all of the Company's assets or a merger in which the stockholders of the Company, immediately prior to the merger own less than a majority of the voting power of the surviving entity following the entity, will be treated as a liquidation, dissolution or winding up of the Company.

       Undesignated Preferred Stock

       Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue the remaining 4,745,000 undesignated shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common stock, the Series A Preferred Stock or the Series B Preferred Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock, the Series A Preferred Stock or the Series B Preferred Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of either or both classes of Common Stock, and may adversely affect the voting and the other rights of the holders of either or both classes of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock, except as described above. See "Series A Preferred Stock and Series B Preferred Stock."

TRANSFER AGENT AND REGISTRAR

       The Transfer Agent and Registrar for the Company's Common Stock is Norwest Shareowner Services of Minnesota.





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CERTAIN ANTI-TAKEOVER EFFECTS

       Two Classes of Common Stock. The Company recently reclassified its Common Stock as Class B Common Stock, with ten votes per share, and authorized the new Class A Common Stock, with one vote per share (together, the "Reclassification"), to provide greater flexibility to issue Common Stock without substantial diminution of the voting power of the existing stockholders. The Reclassification could also result in certain anti-takeover effects because the Class B Common Stock effectively controls all matters subject to stockholder vote. New issuances of Class A Common Stock, including the offering made hereby, will not substantially reduce the voting control of the Board and management. As a result, the Reclassification might reduce the possibility of the stockholders receiving and accepting hostile takeover bids, which are often made at premiums over then-current market prices of the target company's stock. The Reclassification may also render more difficult or discourage mergers, proxy contests, removal of current management or other changes in control of the Company that may be desired by substantial holders of the Company's equity securities, particularly if their holdings are primarily Class A Common Stock.

       Stockholder Rights Plans. The Board recently adopted a stockholder rights plan with respect to its Class A Common Stock and another stockholder rights plan with respect to its Class B Common Stock (together, the "Rights Plans"). Pursuant to the Rights Plans, the Board declared a dividend distribution of Series A Preferred Stock purchase rights to the holders of the Class A Common Stock (the "Series A Rights") and a dividend distribution of Series B Preferred Stock purchase rights to the holders of the Class B Common Stock (the "Series B Rights" or, together with the Series A Rights, the "Rights"). The Series A Rights and Series B Rights currently trade with shares of the Company's Class A Common Stock and Class B Common Stock, respectively, and have no impact on the way the Company's shares are traded. The Rights are not exercisable until ten days after a person or group (other than present holders of more than 15% of the Company's voting stock, including the Company's Chairman, Vinod Gupta, or members of his family) announces acquisition of 15% or more of the Company's outstanding voting stock or the commencement of a tender offer which would result in ownership of the person or group of 15% or more of the outstanding voting stock.

       Once a person or group (the "Acquiring Person") acquires 15% or more of the Company's voting stock, including the Class A Common Stock as Class B Common Stock together (a "Trigger Event"), each Series A Right or Series B Right not owned by the Acquiring Person will entitle its holder to purchase, at such Right's then current exercise price, that number of shares of Class A Common Stock or Class B Common Stock, respectively, of the Company (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a market value at that time of twice such Right's exercise price. If, after the tenth day following acquisition by such Acquiring Person of 15% or more of the Company's voting stock, the Company sells more than 50% of its assets or earning power or is acquired in a merger or other business combination transaction, the Acquiring Person must assume the obligations under the Rights and the Rights will become exercisable to acquire common stock of the Acquiring Person at the discounted price. The Rights are redeemable at the Company's option for $0.001 per Right at any time on or prior to public announcement that a Person has acquired beneficial ownership of 15% or more of the Company's voting stock.





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       The Rights are designed to protect and maximize the value of stockholders' interests in the Company in the event of an unsolicited takeover attempt through methods as a gradual accumulation of shares in excess of 15% of the outstanding stock followed by a two-tier tender offer or other tactics that do not treat all shareholders equally. The Rights Plan is not intended to prevent a takeover, but instead to protect stockholders from the abusive and coercive tactics that often occur in takeover attempts. These tactics may unfairly pressure stockholders, deprive them of the full value of their shares, or squeeze them out of their investment without giving them any real choice.

       Classified Board of Directors. The Company's Certificate of Incorporation currently provides for three classes of directors, each with three-year terms. The term of one class of Directors terminates at each annual meeting of stockholders. As a result, stockholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two annual contests before their nominees constituted a majority of directors.

       Super-majority Required to Amend Certificate of Incorporation. The Company's Certificate of Incorporation provides that the affirmative vote of the holders of at least 60% of the shares entitled to vote, voting together as a single class, is required to amend provisions of the Certificate of Incorporation. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change in control of the Company.

       Section 203 of the Delaware General Corporation Law. Finally, because the Company has not by a provision in its Certificate of Incorporation elected otherwise, it is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which imposes certain restrictions, described below, on "business combinations" with an "interested stockholder" that could produce anti-takeover effects in certain circumstances. Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

       Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (not counting those shares owned by directors who are also officers and by employee stock plans in which





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employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Item 2.       Exhibits.
              ---------

       1. Certificate of Incorporation of American Business Information, Inc., as amended, is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

       2. Certificate of Amendment to Certificate of Incorporation filed with the Delaware Secretary of State on October 3, 1997.

       3. Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Participating Preferred Shares of American Business Information, Inc., filed with the Delaware Secretary of State on October 3, 1997.

       4. Amended and Restated Series B Preferred Shares Rights Agreement, dated as of October 3, 1997 between American Business Information, Inc. and Norwest Bank Minnesota, N.A.





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                                   SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             American Business Information, Inc.

Date: October 3, 1997
                                             By: /s/ JON H. WELLMAN
                                                --------------------------------
                                                  Jon H. Wellman, President and
                                                  Chief Operating Officer
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                                 EXHIBIT INDEX



                                                                                             Page Number
                                                                                                Under
                                                                                              Sequential
Exhibit                                                                                       Numbering
  No.                                  Exhibit                                                 System
------  --------------------------------------------------------------------------------      ----------
  1.    Certificate of Incorporation of American Business Information, Inc., as amended, is incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

  2.    Certificate of Amendment to Certificate of Incorporation filed with the Delaware
        Secretary of State on October 3, 1997.

  3.    Amended and Restated Certificate of Designation of Rights, Preferences and Privileges
        of Participating Preferred Shares of American Business Information, Inc., filed with the Delaware Secretary of State on October 3, 1997.

  4.    Amended and Restated Series B Preferred Shares Rights Agreement, dated as of
        October 3, 1997 between American Business Information, Inc. and Norwest Bank
        Minnesota, N.A.